UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           RJR Nabisco Holdings Corp.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   74960K 10 8
                                 (CUSIP Number)


          Check the following box if a fee is being paid with this statement |__|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


          Pursuant to Regulation S-T of the Securities and Exchange Commission, the entire text (excluding, in accordance with such regulation, previously filed paper exhibits) of this Statement on Schedule 13G is set forth below. Paragraphs (a) - (c) of Item 4 have been amended and restated by this Amendment No. 2.

 CUSIP No. 74960K 10 8

                       1)    Name of Reporting Person
                             S.S. or I.R.S. Identification No. of Above
                             Persons:
                             KKR Associates

                       2) Check the Appropriate Box if a Member of a Group (See Instructions):
                             (a)
                             (b)

                       3)    SEC Use Only

                       4)    Citizenship or Place of Organization:
                             New York

      Number of              5)  Sole Voting Power:   20,474
 Shares Beneficially
       Owned by              6)  Shared Voting Power:  350,213,477
    Each Reporting
     Person With             7)  Sole Dispositive Power:  20,474

                             8) Shared Dispositive Power:  350,213,477

                       9) Aggregate Amount Beneficially Owned by Each Reporting Person: 350,233,951

                       10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

                       11) Percent of Class Represented by Amount in Row (9): 25.7%

                       12)   Type of Reporting Person (See Instructions):  PN

Item 1.   (a)  Name of Issuer

               RJR Nabisco Holdings Corp.

     (b)  Address of Issuer's Principal Executive Offices

               1301 Avenue of the Americas
               New York, New York  10019

Item 2.   (a)  Name of Persons Filing

               KKR Associates

     (b)  Address of Principal Business Office or, if none, Residence

               c/o Kohlberg Kravis Roberts & Co., L.P.
               9 West 57th Street
               New York, New York  10019

     (c)  Citizenship

               New York

     (d)  Title of Class of Securities

               Common Stock, par value $.01 per share

     (e)  CUSIP Number

               74960K 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) |_|   Broker or Dealer registered under Section 15 of the Act

     (b) |_|   Bank as defined in section 3(a)(6) of the Act

     (c) |_|   Insurance Company as defined in section 3(a)(19) of the Act

     (d) |_| Investment Company registered under section 8 of the Investment Company Act

     (e) |_| Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g) |_| Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

     (h) |_| Group, in accordance with Section 240.13d-1(b)(1)(ii)(H) Not applicable

Item 4.  Ownership

     (a)  Amount Beneficially Owned

          Whitehall Associates, L.P. and KKR Partners II, L.P. are Delaware limited partnerships whose sole general partner is KKR Associates, a New York limited partnership. On December 21, 1994, Whitehall Associates, L.P., on its own behalf and as agent for KKR Partners II, L.P. exercised in full a previously granted option (the "Option") to acquire 28,138,000 shares of common stock of Borden, Inc. in consideration for 51,106,768 shares of the identified class of securities comprised of 49,846,117 shares owned of record by Whitehall Associates, L.P. and 1,260,651 shares owned of record by KKR Partners II, L.P. In addition, upon the expiration of an exchange offer (the "Exchange Offer") made by Borden Acquisition Corp., a subsidiary of Whitehall Associates, L.P., for all of the outstanding shares of common stock of Borden, Inc., on December 21, 1994, Whitehall Associates, L.P. accepted, on its own behalf and as agent for KKR Partners II, L.P., 90,131,307 shares of common stock of Borden, Inc. in exchange for 206,532,285 shares of the identified class of securities comprised of 201,437,753 shares owned of record by Whitehall Associates, L.P. and 5,094,532 shares owned of record by KKR Partners II, L.P.

          As a result of the exercise of the Option and the Exchange Offer, the record ownership of Whitehall Associates, L.P. decreased to 291,728,892 shares of the identified class of securities and the record ownership of KKR partners II, L.P. decreased to 7,377,817 shares of the identified class of securities. In addition, Whitehall Associates, L.P. may be deemed to be a controlling shareholder of Borden, Inc. and therefore may be deemed to beneficially own the 51,106,768 shares of the identified class of securities owned of record by Borden, Inc. As the sole general partner of each of Whitehall Associates, L.P. and KKR Partners II, L.P., KKR Associates may be deemed to be the beneficial owner of an aggregate of 350,233,951 shares of the identified class of securities, including 20,474 shares of which it is the record holder. Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, Saul
     A. Fox, James H. Greene, Jr. and Michael T. Tokarz and, beginning as of January 1, 1995, Clifton S. Robbins, Scott M. Stuart, Perry Golkin and Edward A. Gilhuly are the general partners of KKR Associates, and in such capacity may be deemed to share beneficial ownership of any securities beneficially owned by KKR Associates, but they disclaim any such beneficial ownership.


     (b)  Percent of Class

               See Item 11 of cover page

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

               See Item 5 of cover page

          (ii)  shared power to vote or to direct the vote

               See Item 6 of cover page

          (iii)  sole power to dispose or to direct the disposition of

               See Item 7 of cover page

          (iv)  shared power to dispose or to direct the disposition of

               See Item 8 of cover page


Item 5.  Ownership of Five Percent or Less of a Class

               Not applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not applicable

Item 8.  Identification and Classification of Members of the Group

               Not applicable

Item 9.  Notice of Dissolution of Group

               Not applicable

Item 10. Certification

               Not applicable

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               KKR ASSOCIATES


                                    2/14/95
                                  Date


                                  /s/ Michael T. Tokarz
                                  Signature


                                    Michael T. Tokarz
                                    General Partner
                                  Name/Title